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Exhibit 12.1

VENOCO, INC.
Ratio of Earnings to Fixed Charges
(in 000's)

	Year ended December 31,					Nine Months Ended September 30,
	2004	2005	2006	2007	2008	2009
Earnings
Pretax income (loss)	$39,689	$26,452	$39,601	$(119,572)	$(379,932)	$(43,844)
Fixed charges	6,388	16,813	54,606	66,106	58,814	33,483
Interest capitalized	(362)	—	—	—	—	—

Total	$45,715	$43,265	$94,207	$(53,466)	$(321,118)	$(10,361)
Fixed Charges
Interest expensed and capitalized	2,868	14,749	50,245	61,009	54,355	30,318
Amortized premiums, discounts and capitalized expenses related to indebtedness	3,050	1,755	3,776	4,197	3,344	2,224
Portion of rentals representing an interest factor	470	309	585	900	1,115	941

Total	$6,388	$16,813	$54,606	$66,106	$58,814	$33,483

Ratio of Earnings to Fixed Charges	7.2x	2.6x	1.7x	(a )	(a )	(a )

(a)
Earnings for the years ended December 31, 2007 and 2008 and for the nine months ended September 30, 2009 were insufficient to cover fixed charges by $119.6 million, $379.9 million and $43.8 million, respectively.

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VENOCO, INC. Ratio of Earnings to Fixed Charges (in 000's)